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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

RedEnvelope, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
75733R 60 1
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
152 West 57th Street, 37th Floor
New York, New York 10019
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
January 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	75733R 60 1

1	NAMES OF REPORTING PERSONS: Fine Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,308,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,308,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,308,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	75733R 60 1

1	NAMES OF REPORTING PERSONS: Fine Capital Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,308,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,308,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,308,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	75733R 60 1

1	NAMES OF REPORTING PERSONS: Debra Fine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,308,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,308,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,308,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 3 TO SCHEDULE 13D
     This Amendment No. 3 to Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of RedEnvelope, Inc., a Delaware corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 149 New Montgomery Street, San Francisco, California 94105.
     This Amendment No. 3 to Schedule 13D is being filed to amend and restate Item 3, Item 5 and Item 7. The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $11,385,634. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     (a) As of January 31, 2007, Ms. Fine beneficially owns 1,308,500 shares of Common Stock, which represents 13.59% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 1,308,500 shares of Common Stock representing 13.59% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of January 31, 2007 as set forth in this Schedule 13D/A, by (ii) the 9,626,000 shares of Common Stock issued and outstanding as of December 31, 2006, as reported in a private communication from the Issuer.
     (b) Ms. Fine and FCP have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit 2	Joint Filing Agreement dated February 2, 2007, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2007

FINE CAPITAL PARTNERS, L.P.

By:	Fine Capital Advisors, LLC, its general partner

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC

By:	/s/ Debra Fine

Name:	Debra Fine
Title:	Manager

/s/ Debra Fine

Debra Fine